Exhibit (a)(2)(A)

November 5, 2010

Dear Fellow Stockholders:

We are pleased to report that Clarient, Inc. (“Clarient” or the “Company”), has entered into an Agreement and Plan of Merger, dated as of October 22, 2010 (the “Merger Agreement”), with General Electric Company (“General Electric”), and its indirect wholly-owned subsidiary, Crane Merger Sub, Inc. (“Purchaser”), that provides for the acquisition of Clarient by General Electric.

Pursuant to the Merger Agreement, Purchaser has commenced a tender offer today to purchase all of the outstanding shares of the Company’s common stock at a purchase price of $5.00 per share and all of the shares of the Company’s Series A Convertible Preferred Stock at a purchase price of $20.00 per share in cash (without interest and subject to applicable withholding taxes). Unless extended, the tender offer is scheduled to expire at 12:00 midnight New York City time on Monday, December 6, 2010. Following the successful completion of the tender offer, which would involve Purchaser obtaining ownership of a majority of the fully diluted shares of the Company’s common stock and a majority of the outstanding shares of Series A Convertible Preferred Stock, Purchaser would be merged into Clarient upon the terms and conditions set forth in the Merger Agreement. In the merger, the shares of the Company’s common stock and Series A Convertible Preferred Stock that were not acquired in the tender offer will be converted into the right to receive the same price per share in cash paid in the tender offer for such securities (without interest and subject to applicable withholding taxes). Following the effective time of the merger, the Company will become an indirect wholly-owned subsidiary of General Electric.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, the Company’s board of directors has unanimously (i) determined that the tender offer and the merger are in the best interests of Clarient and its stockholders, (ii) approved the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the tender offer and the merger, in accordance with the General Corporation Law of the State of Delaware, (iii) declared that the Merger Agreement is advisable and (iv) resolved to recommend that Clarient’s stockholders accept the tender offer and tender their shares of common stock and Series A Convertible Preferred Stock pursuant to the tender offer and, if required, adopt the Merger Agreement and approve the merger and the other transactions contemplated by the Merger Agreement.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER AND TENDER YOUR SHARES PURSUANT TO THE TENDER OFFER AND, IF REQUIRED, ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY.

We greatly appreciate and thank you for the continued support and encouragement you have shown Clarient over the years.

Sincerely,

Ronald A. Andrews

Chief Executive Officer and Vice Chairman

Clarient, Inc., 31 Columbia, Aliso Viejo, CA 92656

949.425.5700 Fax 949.425.5701 clarientinc.com